# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: ARKO Petroleum Corp., CIK 0002080921
CUSIP: 0002080921
Title of class of securities: Class A Common Shares
Address of issuer's principal executive offices: 8565 MAGELLAN PKWY., STE 400, RICHMOND, Virginia (VA), 23227
Date of event which requires filing of this statement: 02/12/2026
Filed by CIK 0001456075
Persons authorized to receive notices and communications: Anthony Merhige, Harvest Fund Advisors LLC, 100 West Lancaster Avenue, Suite 200, Wayne, Pennsylvania (PA), 19087, (610) 341-9700

## Reporting persons
- Harvest Fund Advisors LLC (CIK 0001456075): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 2,524,074; shared voting power 0; sole dispositive power 2,524,074; shared dispositive power 0; aggregate amount beneficially owned 2,524,074 (20.1% of the class)
  Comment: Beneficial ownership reported as of the date hereof. See Item 5.
- Harvest Fund Holdco L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 2,524,074; shared voting power 0; sole dispositive power 2,524,074; shared dispositive power 0; aggregate amount beneficially owned 2,524,074 (20.1% of the class)
  Comment: Beneficial ownership reported as of the date hereof. See Item 5.
- Blackstone Harvest Holdco L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 2,524,074; shared voting power 0; sole dispositive power 2,524,074; shared dispositive power 0; aggregate amount beneficially owned 2,524,074 (20.1% of the class)
  Comment: Beneficial ownership reported as of the date hereof. See Item 5.
- Blackstone Intermediary Holdco L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 2,524,074; shared voting power 0; sole dispositive power 2,524,074; shared dispositive power 0; aggregate amount beneficially owned 2,524,074 (20.1% of the class)
  Comment: Beneficial ownership reported as of the date hereof. See Item 5.
- Blackstone Securities Partners L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 2,524,074; shared voting power 0; sole dispositive power 2,524,074; shared dispositive power 0; aggregate amount beneficially owned 2,524,074 (20.1% of the class)
  Comment: Beneficial ownership reported as of the date hereof. See Item 5.
- Blackstone Advisory Services L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 2,524,074; shared voting power 0; sole dispositive power 2,524,074; shared dispositive power 0; aggregate amount beneficially owned 2,524,074 (20.1% of the class)
  Comment: Beneficial ownership reported as of the date hereof. See Item 5.
- Blackstone Holdings I L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 2,649,074; shared voting power 0; sole dispositive power 2,649,074; shared dispositive power 0; aggregate amount beneficially owned 2,649,074 (21.1% of the class)
  Comment: Beneficial ownership reported as of the date hereof. See Item 5.
- Blackstone Holdings I/II GP L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 2,649,074; shared voting power 0; sole dispositive power 2,649,074; shared dispositive power 0; aggregate amount beneficially owned 2,649,074 (21.1% of the class)
  Comment: Beneficial ownership reported as of the date hereof. See Item 5.
- Blackstone Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 2,649,074; shared voting power 0; sole dispositive power 2,649,074; shared dispositive power 0; aggregate amount beneficially owned 2,649,074 (21.1% of the class)
  Comment: Beneficial ownership reported as of the date hereof. See Item 5.
- Blackstone Group Management L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 2,649,074; shared voting power 0; sole dispositive power 2,649,074; shared dispositive power 0; aggregate amount beneficially owned 2,649,074 (21.1% of the class)
  Comment: Beneficial ownership reported as of the date hereof. See Item 5.
- Stephen A. Schwarzman: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 2,649,074; shared voting power 0; sole dispositive power 2,649,074; shared dispositive power 0; aggregate amount beneficially owned 2,649,074 (21.1% of the class)
  Comment: Beneficial ownership reported as of the date hereof. See Item 5.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Shares
Name of issuer: ARKO Petroleum Corp.
Address of issuer's principal executive offices: 8565 MAGELLAN PKWY., STE 400, RICHMOND, Virginia (VA), 23227
Comment: This Schedule 13D (the "Schedule 13D") relates to the Class A Common Shares ("Class A Shares") of ARKO Petroleum Corp. (the "Issuer").

## Item 2. Identity and Background
Name of person filing:
Each of the following is hereinafter individually referred to as a "Reporting Person" and collectively as the "Reporting Persons". This statement is filed on behalf of:
i. Harvest Fund Advisors LLC, a Delaware limited liability company ("HFA");
ii. Harvest Fund Holdco L.P., a Delaware limited partnership;
iii. Blackstone Harvest Holdco L.L.C., a Delaware limited liability company;
iv. Blackstone Intermediary Holdco L.L.C., a Delaware limited liability company;
v. Blackstone Securities Partners L.P., a Delaware limited partnership;
vi. Blackstone Advisory Services L.L.C., a Delaware limited liability company;
vii. Blackstone Holdings I L.P., a Delaware limited partnership;
viii. Blackstone Holdings I/II GP L.L.C., a Delaware limited liability company;
ix. Blackstone Inc., a Delaware corporation "Blackstone");
x. Blackstone Group Management L.L.C., a Delaware limited liability company; (each of the entities listed in (ii) through (x), a "Blackstone Entity"), and
xi. Stephen A. Schwarzman, a United States citizen (and collectively with the Blackstone Entities, the "Blackstone Persons").

Information regarding each director and executive officer of Blackstone Inc. is set forth on Schedule I attached hereto as Exhibit 99.2 and is incorporated by reference into this Item 2.

The principal business address of HFA is 100 W. Lancaster Avenue, Suite 200, Wayne, PA 19087. The principal business address of each of the Blackstone Persons is c/o Blackstone Inc., 345 Park Avenue, New York, New York 10154.
Residence or business address:
Harvest Fund Holdco L.P. is the sole member of HFA. Blackstone Harvest Holdco L.L.C. is the general partner of Harvest Fund Holdco L.P. Blackstone Intermediary Holdco L.L.C. is the sole member of Blackstone Harvest Holdco L.L.C. Blackstone Securities Partners L.P. is the sole member of Blackstone Intermediary Holdco L.L.C. Blackstone Advisory Services L.L.C. is the general partner of Blackstone Securities Partners L.P. Blackstone Holdings I L.P. is the sole member of Blackstone Advisory Services L.L.C. Blackstone Holdings I/II GP L.L.C. is the general partner of Blackstone Holdings I L.P. Blackstone is the sole member of Blackstone Holdings I/II GP L.L.C. Blackstone Group Management L.L.C. is the sole holder of the Series II preferred stock of Blackstone. Blackstone Group Management L.L.C. is wholly-owned by Blackstone's senior managing directors and controlled by its founder, Stephen A. Schwarzman.

The principal business of HFA is a registered investment adviser that provides investment management services to funds and separately managed accounts. The principal business of Harvest Fund Holdco L.P. is performing the functions of, and serving as, the sole member of HFA. The principal business of Blackstone Harvest Holdco L.L.C. is performing the functions of, and serving as, the general partner of Harvest Fund Holdco L.P. The principal business of Blackstone Intermediary Holdco L.L.C. is performing the functions of, and serving as, the sole member of Blackstone Harvest Holdco L.L.C. The principal business of Blackstone Securities Partners L.P. is performing the functions of, and serving as, the sole member of Blackstone Intermediary Holdco L.L.C. The principal business of Blackstone Advisory Services L.L.C. is performing the functions of, and serving as, the sole member of Blackstone Services L.L.C. The principal business of Blackstone Holdings I L.P. is performing the functions of, and serving as, a sole member of Blackstone Advisory Services L.L.C. and other affiliated Blackstone entities. The principal business of Blackstone Holdings I/II GP L.L.C. is performing the functions of, and serving as, the general partner (or similar position) of Blackstone Holdings I L.P. and other affiliated Blackstone entities. The principal business of Blackstone Inc. is performing the functions of, and serving as, the sole member of Blackstone Holdings I/II GP L.L.C., and in a similar capacity for other affiliated Blackstone entities. The principal business of Blackstone Group Management L.L.C. is performing the functions of, and serving as, the sole holder of the Series II preferred stock of Blackstone. The principal occupation of Mr. Schwarzman is serving as an executive of Blackstone and Blackstone Group Management L.L.C.
Present principal occupation or employment: See Item 2(b) above.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons set forth on Schedule I attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons set forth on Schedule I attached hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: See row 6 of each cover page of this Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The information set forth in Items 4 and 5 is hereby incorporated by reference into this Item 3.

The funds and accounts managed by HFA acquired the securities reported herein for aggregate consideration of approximately $46,928,517.91, using cash available in such funds and accounts.

Funds or accounts over which Blackstone Holdings I L.P. may be deemed to have indirect voting and dispositive power acquired the securities reported herein for an aggregate consideration of approximately $2,194,400.00, using cash available in such funds and accounts.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons acquired the securities reported herein for investment purposes, subject to the following:

The information in Items 3, 5 and 6 of this Schedule 13D is incorporated herein by reference.

The Reporting Persons intend to review their investment in the Issuer on an ongoing basis and, in the course of their review, may take actions (including through their affiliates) with respect to their investment or the Issuer, including communicating with the board of directors of the Issuer (the "Board"), members of management or other security-holders of the Issuer, or other third parties from time to time, taking steps to implement a course of action, including, without limitation, engaging advisors, including legal, financial, regulatory, technical and/or industry advisors, to assist in any review, and evaluating strategic alternatives as they may become available. Such discussions and other actions may relate to, subject to the terms and conditions of the documents described herein to which the Reporting Persons are a party, various alternative courses of action, including, without limitation, those related to an extraordinary corporate transaction (including, but not limited to a merger, reorganization or liquidation) involving the Issuer or any of its subsidiaries; business combinations involving the Issuer or any of its subsidiaries, a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; material asset purchases; the formation of joint ventures with the Issuer or any of its subsidiaries or the entry into other material projects; changes in the present business, operations, strategy, future plans or prospects of the Issuer, financial or governance matters; changes to the Board (including board composition) or management of the Issuer; acting as a participant in debt financings of the Issuer or any of its subsidiaries, changes to the capitalization, ownership structure, dividend policy, business or corporate structure or governance documents of the Issuer, or any action similar to those enumerated above. Such discussions and actions may be preliminary and exploratory in nature, and not rise to the level of a plan or proposal.

The Reporting Persons or their affiliates may seek to acquire securities of the Issuer, including Class A Shares and/or other equity, debt, notes or other financial instruments related to the Issuer or the Class A Shares (which may include rights or securities exercisable or convertible into securities of the Issuer), and/or sell or otherwise dispose of some or all of such Issuer securities or financial instruments (which may include distributing some or all of such securities to such Reporting Person's respective partners or beneficiaries, as applicable) from time to time, in each case, in open market or private transactions, block sales or otherwise. Any transaction that any of the Reporting Persons or their affiliates may pursue, subject to the terms and conditions of the documents described herein to which the Reporting Persons are a party, may be made at any time and from time to time without prior notice and will depend on a variety of factors, including, without limitation, the price and availability of the Issuer's securities or other financial instruments, the Reporting Persons' or such affiliates' trading and investment strategies, subsequent developments affecting the Issuer, the Issuer's business and the Issuer's prospects, other investment and business opportunities available to such Reporting Persons and their affiliates, general industry and economic conditions, the securities markets in general, tax considerations and other factors deemed relevant by such Reporting Persons and such affiliates.

Except as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, the Reporting Persons, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management or the Board of the Issuer with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer or other persons.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information set forth in Items 2, 3 and the cover pages of this Schedule 13D is hereby incorporated by reference into this Item 5.

Calculation of the percentage of Class A Shares beneficially owned is based on 12,570,223 Class A Shares outstanding as of March 27, 2026 as set forth in the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 30, 2026.

The aggregate number and percentage of Class A Shares beneficially owned by each Reporting Person as of the date hereof and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition as of the date hereof, are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

As of the date hereof, HFA may be deemed to beneficially own 2,524,074 Class A Shares held by funds and accounts managed by HFA, and Blackstone Holdings I L.P. may be deemed to beneficially own 125,000 Class A Shares held by funds or accounts over which it may be deemed to have indirect voting and dispositive power.

As of February 12, 2026, HFA may be deemed to have beneficially owned 1,900,000 Class A Shares held by funds and accounts managed by HFA, representing 17.1% of the outstanding Class A Shares as of February 12, 2026, and Blackstone Holdings I L.P. may be deemed to have beneficially owned 150,000 Class A Shares held by a funds or accounts over which it may be deemed to have indirect voting and dispositive power, representing 1.4% of the outstanding Class A Shares. Calculation of the percentage of Class A Shares beneficially owned as of February 12, 2026 is based on 11,111,111 Class A Shares outstanding as of the closing of the Issuer's initial public offering, as set forth in the Issuer's prospectus on Form 424B4 filed with the Securities and Exchange Commission on February 13, 2026.

Each Reporting Person may be deemed to beneficially own the Class A Shares listed on such Reporting Person's cover page. Each Reporting Person may be deemed to beneficially own the securities of the Issuer beneficially owned by entities directly or indirectly controlled by it or him, but each disclaims beneficial ownership of the securities reported herein, and this report shall not be deemed an admission that any of the Reporting Persons is the beneficial owner of such securities for purposes of Section 13(d) of the Act or any other purpose and each of the Reporting Persons expressly disclaims beneficial ownership of such Class A Shares.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a) above.
Transactions in the class effected during the past sixty days: Except as set forth in this Schedule 13D, including in Annex A attached hereto as Exhibit 99.3, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any other person named in Schedule I, has effected any transaction in Class A Shares since February 12, 2026 and through the date hereof.
Other persons with the right to receive dividends or sale proceeds: To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Shares reported herein as beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: An account managed by HFA has entered into notional principal amount derivative agreements (the "Derivative Agreements") in the form of cash settled swaps with respect to 68,052 Class A Shares. The Derivative Agreements provide such holder with economic results that are comparable to the economic results of ownership but do not provide it with the power to vote or direct the voting or dispose of or direct the disposition of the Class A Shares that are the subject of the Derivative Agreements (such shares, the "Subject Shares"). The Reporting Persons disclaim beneficial ownership in the Subject Shares. The counterparties to the Derivative Agreements are unaffiliated third party financial institutions.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit No. Description
99.1 Joint Filing Agreement by and among the Reporting Persons
99.2 Schedule I - Executive Officers and Directors of Blackstone Inc.
99.3 Annex A - Transactions in Class A Shares by Reporting Persons.

## Signatures
- Harvest Fund Advisors LLC: /s/ Anthony Merhige, Anthony Merhige, Senior Managing Director (05/11/2026)
- Harvest Fund Holdco L.P.: /s/ Anthony Merhige, Anthony Merhige, Authorized Person of Blackstone Harvest Holdco L.L.C., its general partner (05/11/2026)
- Blackstone Harvest Holdco L.L.C.: /s/ Anthony Merhige, Anthony Merhige, Authorized Person (05/11/2026)
- Blackstone Intermediary Holdco L.L.C.: /s/ Evan Clandorf, Evan Clandorf, Authorized Person of Blackstone Securities Partners L.P., its sole member (05/11/2026)
- Blackstone Securities Partners L.P.: /s/ Evan Clandorf, Evan Clandorf, Authorized Person (05/11/2026)
- Blackstone Advisory Services L.L.C.: /s/ Evan Clandorf, Evan Clandorf, Authorized Person (05/11/2026)
- Blackstone Holdings I L.P.: /s/ Victoria Portnoy, Victoria Portnoy, Managing Director - Assistant Secretary of Blackstone Holdings I/II GP L.L.C., its general partner (05/11/2026)
- Blackstone Holdings I/II GP L.L.C.: /s/ Victoria Portnoy, Victoria Portnoy, Managing Director - Assistant Secretary (05/11/2026)
- Blackstone Inc.: /s/ Victoria Portnoy, Victoria Portnoy, Managing Director - Assistant Secretary (05/11/2026)
- Blackstone Group Management L.L.C.: /s/ Victoria Portnoy, Victoria Portnoy, Managing Director - Assistant Secretary (05/11/2026)
- Stephen A. Schwarzman: /s/ Stephen A. Schwarzman, Stephen A. Schwarzman (05/11/2026)